Contact

www.linkedin.com/in/miltongoss
(LinkedIn)

Top Skills

Project Management
Business Modeling
Business Objects

Languages

English

Milton G.

CFO | VP Finance | Senior Finance Executive
San Diego, California, United States

Summary

Dynamic finance and operations leader with extensive experience at building and leading teams at multi-national corporations and high-growth private-equity owned companies. Strengths include business modeling, strategy formulation and execution, mergers & acquisitions, and business operations ecosystem development. As a former engineer and product marketer, also have unique insight into research and product development.

Currently, VP, Financial Planning & Analysis at Mitek Systems. Former Chief Financial Officer at Within3, private equity owned, providers of a virtual communication software platform to the life science industry. Prior to Within3, I served as Chief Financial Officer at ProSites, private equity owned, a SaaS company providing software and digital marketing solutions to the medical and dental industries. In 2019, I successfully led the finance and operations function in the sale of the company from The Riverside Company to Rockbridge Growth Equity. From 2012-2017, I was at Dassault Systemes – BIOVIA (formerly Accelrys – NASDAQ: ACCL). I began as the Senior Director of Financial Planning & Analysis and ultimately was promoted to Chief Financial Officer. During this time, I managed revenue growth from ~$160M to ~$250M and assisted in the sales of Accelrys for $750M (2014) a 30% share price premium ($12.50/share). Prior to this period, I spent time in various finance roles at Merck KGaA (EMD Millipore) and Philips Electronics-Medical Systems. My professional career began in Chemical Engineering at Dow Chemical and Applied Materials.

Highlights
• Extensive finance career in multiple finance roles: Analyst, Controller, CFO
• Public Company - M&A (10+ transactions, $1+ billion in transaction value) (2005-2021)
• US Public Company sale and follow on creation of a new business unit under EU Public

Company parent (2014, $750M purchase price, ~800 employees)
• Private Equity – Recapitalization & Dividend issuance (2018) and Sale Process & Exit (2019)
($100M+ in transaction value)

Areas of Specialization
• Software & IT Services
• Life Science Tools & Instrumentation
• Digital Marketing
• Financial Planning and Business Modeling
• Governance and Reporting (3 public companies, 3 private equity owned companies)

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Experience

Mitek Systems
VP, Financial Planning & Analysis
March 2023 - Present (1 year 8 months)
San Diego, California, United States

Mitek is a leader in identity verification, including facial biometrics, image capture technology and ID card verification enabling customers to confidently onboard users, verify identities within seconds and strengthen security against cybercrimes.

CEO Resources USA
Director
December 2020 - Present (3 years 11 months)
San Diego, California, United States

CEO Resources USA is a strategy, advisory and consulting firm to technology and Life Sciences CEO's. We provide M&A (strategic and private equity), capital markets, strategic initiatives, operational planning and consulting to the SMB market. Specific areas of focus for our team are technology, software, founder liquidity and healthcare IT.

Within3
Chief Financial Officer (CFO)
January 2021 - January 2022 (1 year 1 month)
San Diego County, California, United States

Within3 invented a better way for life sciences companies to have conversations with the people who matter most—from doctors to patients to payers, and more. Our virtual engagement platform gives stakeholders the freedom to communicate anytime, anywhere, on any device. With tools for meaningful discussions and a dedicated client success team on every project, most Within3 projects achieve 100% stakeholder participation.

To learn more and request a demo, visit www.within3.com.

ProSites
Chief Financial Officer (CFO)
November 2017 - February 2020 (2 years 4 months)
Temecula, CA

ProSites delivers innovative website design and online marketing solutions that help professionals achieve measurable practice growth. Our suite of solutions includes ready-to-go and custom website design, search engine marketing, social media management, automated patient communications and pay-per-click solutions. ProSites is a portfolio company of The Riverside Company, a global private equity firm. https://www.riversidecompany.com/ https://www.prosites.com/ https://www.cpasitesolutions.com/

BIOVIA
5 years 1 month

Chief Financial Officer (CFO)
February 2017 - October 2017 (9 months)
Greater San Diego Area

Dassault Systèmes BIOVIA provides a scientific collaborative environment for advanced biological, chemical and materials experiences that help science- and process-driven companies develop better products faster and more cost effectively in regulated and non-regulated environments. Responsible for executing the financial strategy for a ~$250M software business. Manage all financial controls and accounting procedures: P&L, balance sheet, general ledger, accounts payable, accounts receivable, tax, financial close, budgets, planning/forecasting, and business analysis. US-GAAP and IFRS reporting. Financial advisor to CEO and Executive Management staff. Responsible for monthly and quarterly management reporting and Board of Directors' packages. Lead 3 year and 6 year strategic planning process. Manage ERP systems (IBM-Cognos, Oracle-Hyperion). Global total team of ~35 finance and accounting professionals.

Senior Director, Finance and Accounting
May 2016 - January 2017 (9 months)
Greater San Diego Area

Responsible for all finance and accounting functions: P&L, balance sheet, general ledger, accounts payable, accounts receivable, tax, financial close, budgets, planning/forecasting, and business analysis for $200M scientific software firm. US-GAAP and IFRS reporting. Financial advisor to CEO/CFO and Executive Management staff. Manage ERP systems (IBM-Cognos & Oracle-Hyperion). Manage a total team of ~35 finance and accounting professionals.

Senior Director, Financial Planning & Analysis
October 2012 - April 2016 (3 years 7 months)

Head of Financial Planning & Analysis at Biovia (formerly Accelrys). Responsible for all planning and analysis efforts for IFRS, US GAAP & Non-GAAP Income Statements, Cash Flow Statements, and Capital. Issue quarterly and annual EPS, EBITDA guidance. Investor relations - Sell-side analysts review and reporting. Owner of financial reporting system: Oracle-Hyperion, IBM Cognos-TM1. Manage team of FP&A analysts.

Millipore
Controller, Life Science & Drug Discovery
February 2005 - September 2012 (7 years 8 months)

Financial Planning & Analysis, Life Science & Drug Discovery Business Development, Management of regional controllers and analysts, Pricing Optimization, R&D portfolio management, M&A due diligence, and Acquisition integration manager.

Philips Medical Systems
Senior analyst
June 2003 - February 2005 (1 year 9 months)

Market Assessments, Product Pricing, Margin Analysis, Financial Reporting, and Supplier Evaluation.

InnoCentive
Business Development Consultant
2002 - 2003 (1 year)

Business modeling for specialty chemical and life science sectors

Applied Materials
4 years 5 months

Product Marketing
March 1999 - June 2001 (2 years 4 months)

Spearheaded semiconductor product positioning and penetration efforts for six worldwide accounts. Analyzed customer products and markets for product development opportunities. Led business forecasting efforts and developed sales presentations.

Product Development Engineer
February 1997 - February 1999 (2 years 1 month)

Developed products in the Chemical Vapor Deposition (CVD) area. Defined materials and chemical protocols for incorporating microwave technology in production chambers.

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Education

Questrom School of Business, Boston University
MBA, Finance & Marketing · (2001 - 2003)

University of Michigan
BSE, Chemical Engineering · (1992 - 1996)